OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NorthWest Indiana Bancorp

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

667516108

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 667516108

1.	Name of Reporting Person: David A. Bochnowski		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 70,828

		6.	Shared Voting Power: 249,566

		7.	Sole Dispositive Power: 70,828

		8.	Shared Dispositive Power: 249,566

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,394

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.6% of the 2,772,815 shares outstanding as of December 31, 2004

12.	Type of Reporting Person: IN

13G
CUSIP No. 667516108

1.	Name of Reporting Person: Ann M. Bochnowski		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 249,566

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 249,566

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 249,566

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0% of the 2,772,815 shares outstanding as of December 31, 2004

12.	Type of Reporting Person: IN

     This filing constitutes an amendment of the Schedule 13G filed on or about February 16, 2004 (the Amendment No. 1). The purpose of this amendment is to reflect changes in the beneficial ownership of the reporting persons since the filing of the Amendment No. 1.

Item 1

(a)	Name of Issuer.

NorthWest Indiana Bancorp

(b)	Address of Issuer’s Principal Executive Offices.

9204 Columbia Avenue, Munster, Indiana 46321

Item 2

     This Schedule is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1). The filing persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule as Exhibit 1.

1.	(a) Name of Person Filing.

David A. Bochnowski

(b)	Address of Principal Business Office, or, if none, Residence.

10203 Cherrywood Lane, Munster, Indiana 46321

(c)	Citizenship.

U.S. Citizen

(d)	Title of Class of Securities.

Common Stock, par value $1.00 per share

(e)	CUSIP Number.

667516108

2.	(a) Name of Person Filing.

Ann M. Bochnowski

(b)	Address of Principal Business Office, or, if none, Residence.

10203 Cherrywood Lane, Munster, Indiana 46321

(c)	Citizenship.

U.S. Citizen

(d)	Title of Class of Securities.

Common Stock, par value $1.00 per share

(e)	CUSIP Number.

667516108

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     If this Statement is filed pursuant to Rule 13d-1(c), check this box: ☑

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	The following information is provided for David A. Bochnowski as of December 31, 2004.

(a)	Amount beneficially owned:

320,394

(b)	Percent of class:

11.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

70,828

(ii)	Shared power to vote or to direct the vote:

249,566

(iii)	Sole power to dispose or to direct the disposition of:

70,828

(iv)	Shared power to dispose or to direct the disposition of:

249,566

2.	The following information is provided for Ann M. Bochnowski as of December 31, 2004.

(a)	Amount beneficially owned:

249,566

(b)	Percent of class:

9.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

249,566

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

249,566

     As of December 31, 2004, Mr. Bochnowski was deemed to beneficially own 320,394 shares of common stock, which represented 11.6% of the 2,772,815 common shares outstanding as of December 31, 2004. This amount included (i) 70,828 shares to which Mr. Bochnowski has sole voting and dispositive power; (ii) 44,423 shares allocated to Mr. Bochnowski under the Employee’s Savings and Profit Sharing Plan and Trust as to which Mr. Bochnowski has voting and dispositive power; (iii) 180,920 shares as to which Mr. Bochnowski and his spouse have shared voting and dispositive power; (iv) 42,246 shares as to which Mr. Bochnowski’s spouse has voting and dispositive power; and (v) 26,400 shares owned by Mr. Bochnowski’s minor children for which his spouse is custodian or trustee. Mr. Bochnowski continues to claim beneficial interest in the shares owned by his spouse or controlled by her as trustee or custodian. Mr. Bochnowski’s beneficial ownership reported in (i) above includes stock options representing 15,000 shares which were exercisable at December 31, 2004 or within sixty days from such date. Such shares have been added into the total shares outstanding at December 31, 2004 for purposes of determining Mr. Bochnowski’s percentage ownership.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not applicable

Item 8. Identification and Classification of Members of the Group.

          David Bochnowski and his spouse, Ann Bochnowski, share beneficial ownership of some of the same shares of the Issuer’s common stock and otherwise act together with respect to the voting and disposition of their ownership in the Issuer. As a result, they constitute a “group” for purposes of this Schedule and have jointly filed this Schedule pursuant to Rule 13d-1(k)(1). A copy of their Joint Filing Agreement is attached to this Schedule as Exhibit 1.

Item 9. Notice of Dissolution of Group.

          Not applicable

Item 10. Certification.

     By signing below, each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 23, 2005

/s/ David A. Bochnowski
David A. Bochnowski

/s/ Ann M. Bochnowski
Ann M. Bochnowski